[LETTERHEAD OF THOMAS C. LIVENGOOD]

March 29, 2006

Via EDGAR and Federal Express

Mr. Michael Moran

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington DC  20549-3561

Re:	Reliant Energy, Inc.
Current Report on Form 8-K
File No. 001-16455
Filed on March 22, 2006

Dear Mr. Moran:

On behalf of Reliant Energy, Inc. (the “Company”), I am submitting this letter in response to the letter of the Staff of the Securities and Exchange Commission (the “Staff”) dated March 23, 2006 (“Comment Letter”) regarding the above-referenced filing of the Company.  For the convenience of the Staff, the text of the Staff’s comment is reproduced in its entirety followed by our response.

Current Report on Form 8-K

1.                                      Please revise to state if Deloitte & Touche resigned, declined to stand for re-election, or was dismissed.  We do not believe the statement that they were replaced satisfies the requirements of the rules.  See Item 304(a)(1)(i) of Regulation S-K.

Response:             Because the Audit Committee of the Company’s Board of Directors decided not to renew the Company’s engagement of Deloitte & Touche LLP as its independent registered public accounting firm, the disclosures in the Report have been revised to reflect that the Audit Committee dismissed Deloitte & Touche LLP.

2.                                      Please revise to state whether the decision to change accountants was recommended or approved by the Audit Committee.  We note that the Audit Committee approved the engagement of KPMG; however, it is not clear if they participated in either the resignation or dismissal of Deloitte.  Since the engagement of KPMG and the termination of Deloitte are two separate events you may want to separate these disclosures.

Response:             The disclosures in the Report have been revised to reflect that the Audit Committee of the Company’s Board of Directors dismissed Deloitte & Touche LLP.

3.                                      Please tell us what audits Deloitte is still working on and the purpose of the disclosure in the last sentence of the first paragraph.  If Deloitte is still working on audits related to the registrant and will resign or be dismissed at a future date, please revise the disclosure to clarify this fact.  We may have further comment.

Response:             Deloitte & Touche LLP has been dismissed as the Company’s principal independent registered public accounting firm and the audit work that Deloitte is completing with respect to a subsidiary of the Company has no bearing on Deloitte’s audit of the consolidated financial statements of the Company.  The purpose of the disclosure was to specify that Deloitte is completing this work despite its dismissal as our principal independent registered public accounting firm.  Because it is not required, the referenced language has been deleted.

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The Company hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosures in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing is responsive to your Comment Letter.  If you have any questions, please call me at (713) 497-7522

Sincerely,

/s/ Thomas C. Livengood

Thomas C. Livengood
Reliant Energy, Inc.
Senior Vice President and Controller

cc:	Michael L. Jines, Reliant Energy, Inc.
Mr. Robert Burnett, Securities and Exchange Commission